Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio data)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$457	$560	$823	$1,449	$1,426	$1,143
add: Fixed charges	152	588	548	457	424	380
add: Distributed income of equity investees	52	216	214	105	55	40
add: Amortization of capitalized interest	2	7	6	4	3	2
less: Capitalized interest	(6)	(47)	(57)	(48)	(38)	(36)
Total Earnings	$657	$1,324	$1,534	$1,967	$1,870	$1,529

FIXED CHARGES (1)
Interest expensed and capitalized	$135	$524	$495	$410	$381	$346
Portion of rent expense related to interest (33.33%)	17	64	53	47	43	34
Total Fixed Charges	$152	$588	$548	$457	$424	$380

RATIO OF EARNINGS TO FIXED CHARGES (2)	4.32x	2.25x	2.80x	4.30x	4.41x	4.03x

(1)
For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)	Ratios may not recalculate due to rounding.